BANKERS TRUST CORPORATION
One Bankers Trust Plaza
New York, New York 10006


Damian P. Reitemeyer
Principal
Telephone: (212) 250-4599



                            February 12, 1999


Securities and Exchange Commission
SEC Document Control
450 Fifth Street,  N W
Washington, DC  20549
Attn. :   Filing Desk


Dear Sirs :


    Re :   Filing of Schedule 13G on

    PRIORITY HEALTHCARE CORPORATION



Pursuant to Rule 13d-1 of the General Rules and
Regulations copy under the Securities Exchange Act of 1934, the following is one of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.


                            Sincerely,



                            Damian P. Reitemeyer



Enclosures






                                     Page 1 of  6

        SECURITIES AND EXCHANGE COMMISSION

             Washington, D.C.   20549

                   SCHEDULE 13G

    Under the Securities Exchange Act of 1934

               (Amendment No.       2 ) *
                           --------


         PRIORITY HEALTHCARE CORPORATION
                    NAME OF ISSUER :

           Class B Common Stock:  Par  $.01
           TITLE OF CLASS OF SECURITIES

                    74264T102
                   CUSIP NUMBER

Check the following box if a fee is being paid with this
statement   [ ]. (A fee is not required only if the filing
person :(1) has a previous statement on percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent there to reporting beneficial ownership of five percent or less of such class. )
( See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the reminder of this cover page shall not be deemed to be filed for the purpose of
Section 18 of the Securities Exchange Act of 1934 ( Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




              Continued on following page(s)



                                    Page 2 of 6
CUSIP No. 74264T102

1.   NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Bankers Trust Corporation and its wholly-owned subsidiary, Bankers Trust Company.
     13-6180473

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  *
           (A)    [  ]
           (B)     [  ]

3.   SEC USE ONLY


4.   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Both Bankers Trust Corporation and Bankers
     Trust Company are New York Corporations.

NUMBER OF  5. SOLE VOTING POWER
              Bankers Trust Company  220,700 shares
SHARES
BENEFICIALLY  6.         SHARED VOTING POWER
              Bankers Trust Company        0 shares
OWNED BY
EACH       7. SOLE DISPOSITIVE POWER
              Bankers Trust Company  222,100 shares
REPORTING
PERSON     8. SHARED DISPOSITIVE POWER
              Bankers Trust Company         0     shares
WITH

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON
             Bankers Trust Company     222,100   shares

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
  CERTAIN SHARES  *

            [  ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  Bankers Trust Company            9.65%

12.  TYPE  OF  REPORTING  PERSON  *

            Bankers Trust Corporation - HC
            Bankers Trust Company - BK


                                      Page 3 of 6

CUSIP No. 74264T102


Item 1 (a)     NAME OF ISSUER:

        PRIORITY HEALTHCARE CORPORATION

Item 1 (b)     ADDRESSES OF ISSUER'S PRINCIPAL EXECUTIVE
        OFFICES:

          285 West Central Parkway
          Alamonte Springs, FL 32714


Item 2 (a)     NAME OF PERSON FILING:

          Bankers Trust Corporation, and its
          wholly-owned subsidiary, Bankers Trust Company.


Item 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          130 Liberty Street
          New York, New York 10006

Item 2(c) CITIZENSHIP:

          Bankers Trust Corporation, and its
          wholly - owned subsidiary, Bankers Trust Company are incorporated in the State of New York with its principal business office located in New
          York.

Item 2(d) TITLE OF CLASS OF SECURITIES:

          Common Stock:  Par  $.01

Item 2 (e)     CUSIP NUMBER:

          74264T102












CUSIP No. 74264T102                   Page 4 of 6


Item 3    THE PERSON FILING IS A:

     For Bankers Trust Corporation,
  (g)     [X]  Parent Holding Company, in accordance with
          Section 240.13d-1(b) (ii) (G)

     For Bankers Trust Company,
  (b)     [X]  Bank as defined in Section 3(a)(6) of the Act

Item 4     OWNERSHIP:

  As of December 31, 1998

  (a)   Amount Beneficially Owned:

                      Bankers Trust Company  222,100
shares


  (b)  PERCENT OF CLASS:

                      Bankers Trust Company   9.65%


       (c) Number of shares as to which the Bank has:

 (i) Sole power to vote or to direct the vote -

       Bankers Trust Company              220,700 shares


 (ii) Shared power to vote or to direct the vote -

                      Bankers Trust Company  0    shares

 (iii) Sole power to dispose or to direct the disposition of -

                      Bankers Trust Company 222,100 shares

 (iv) Shared power to dispose or to direct the disposition of -


       Bankers Trust Company                    0 shares


Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

        Not applicable.



                                      Page 5 of 6
CUSIP No. 74264T102


Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
     ANOTHER PERSON:

        Not applicable.

Item 7    IDENTIFICATION AND CLASSIFICATION OF THE
     SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
     REPORTED ON BY THE PARENT HOLDING COMPANY:

        See Item 3 above and Exhibit A.

Item 8  IDENTIFICATION AND CLASSIFICATION AND
        CLASSIFICATION OF NUMBERS OF THE GROUP:

                      Not applicable.

Item 9 NOTICE OF DISSOLUTION OF GROUP:

                     Not Applicable.


Item 10 CERTIFICATION:

        By signing below I certify that , to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.



















                                      Page 6 of 6
CUSIP No. 74264T102


SIGNATURE:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:             as of December 31, 1998

Signature:      Bankers Trust Corporation

By :                /s/James T. Byrne, Jr.

Name :              James T. Byrne, Jr.

Title:              Secretary

Signature:      Bankers Trust Company

By:                 /s/James T. Byrne, Jr.

Name:               James T. Byrne, Jr.

Title:              Secretary


























                         EXHIBIT A

The chain of ownership from Bankers Trust Corporation to Bankers Trust Company is shown below:


                 Bankers Trust Corporation

                             |
                           100%
                             |

                   Bankers Trust Company